EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
September 30, 2016

Income before provision for income taxes and fixed charges (Note A)	$153,906,420

Fixed charges:
Interest on long-term debt	$45,193,071
Interest on short-term debt	130,636
Other interest	1,110,856
Rental expense representative of an interest factor (Note B)	9,807,802

Total fixed charges	$56,242,365

Ratio of earnings to fixed charges	2.74x

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).